EXHIBIT 99.1

Communities Finalise Life Plans Alongside Renewed Shuar Agreements as Warintza Continues to Advance De-Risking Activities

HIGHLIGHTS OF THE PRESS RELEASE:

  Warints and Yawi communities finalise their respective Life Plans, which recognise mining as an important resource supporting their long-term development objectives, alongside renewal of the Company’s cooperation agreements with FISCH and PSHA

  Continued permitting progress following technical approval of the EIA, with multiple regulatory processes advancing in parallel

  Strong progress across the technical studies, advancing the next phase of development at Warintza, supported by a strong Balance Sheet

QUITO, Ecuador, Sept. 10, 2026 (GLOBE NEWSWIRE) -- Solaris Resources Inc. (“Solaris” or the “Company”) (TSX: SLS; NYSE: SLSR) is pleased to provide an update on the continued advancement of its flagship Warintza Project (“Warintza” or the “Project”) in southeastern Ecuador, where significant progress has been achieved across the Company's social, permitting, technical and operational workstreams.

The Company recently renewed its cooperation agreements with both the Interprovincial Federation of Shuar Centers (“FISCH”) and the Pueblo Shuar Arutam Organization (“PSHA”), while the Warints and Yawi communities have finalised their respective Life Plans, which remain subject to the customary community approval. Permitting initiatives continue to advance following technical approval of the Environmental Impact Assessment (“EIA”), alongside ongoing drilling, technical studies and Project de-risking activities supporting the next phase of Warintza’s development.

Stakeholder Engagement and Permitting Continue to Advance

The Company has renewed its agreement with FISCH in addition to their agreement with PSHA, both reinforcing its longstanding relationship and continued constructive engagement with these important Indigenous representative organizations. The renewed agreements reflect the Company’s ongoing commitment to transparent dialogue and long-term relationship building with Indigenous stakeholders as the Project advances.

This broader stakeholder engagement is complemented by continued engagement with the Warints and Yawi communities, which have each finalised their respective Community Life Plans, as reported by the communities. Community Life Plans are community-led, long-term development frameworks that identify each community’s priorities and aspirations and provide a roadmap for future decision-making. Notably, both communities recognize mining as an important resource in support of their long-term development objectives and demonstrate the communities are actively considering the Project advancement within their own long-term development vision.

Together, the renewed FISCH and PSHA agreements and the completion of the Warints and Yawi Life Plans demonstrate continued constructive engagement at both the representative and local community levels. They also provide an important foundation for ongoing stakeholder engagement and valuable input to the Government-led consultation process which is required for the development of the Warintza Project. This process continues to advance under the direction of the Government authorities, in accordance with the applicable legal and regulatory framework.

In parallel, the Company continues to advance the remaining permitting workstreams through ongoing technical engagement with the relevant government agencies. Building on the technical approval of the EIA earlier this year, the Company continues to progress the regulatory authorizations required for Project development, including water permits, mining concession administrative processes, infrastructure-related clearances and other statutory requirements.

The Company remains encouraged by the progress across the stakeholder engagement and permitting workstreams, with continued constructive stakeholder engagement and multiple regulatory processes advancing in parallel.

Warintza Technical Studies and Project Development Continue to Advance

The Company continues to make progress across the technical studies supporting the next phase of development at Warintza, with multiple workstreams advancing in parallel. This follows the publication of the Pre-Feasibility Study (the “PFS”) in November 2025 which confirmed Warintza as one of the largest undeveloped copper projects globally, demonstrating robust economics, first-quartile operating costs, a low strip ratio, long mine life and significant leverage to the growing structural copper supply deficit.

Technical drilling remains underway and is expected to be completed by the end of the fourth quarter of 2026. In parallel, geotechnical and hydrogeological field investigations supporting mine infrastructure design continue to advance, with laboratory testing progressing across each technical discipline.

The Company also continues to advance several other project de-risking initiatives including road maintenance, supporting reliable year-round access and operational continuity.

Strong Balance Sheet Supports Continued Advancement

As of June 30, 2026, the Company had cash and cash equivalents of US$54 million and expects to receive the third and final US$50 million tranche under the Royal Gold funding package in the fourth quarter, subject to completion of the required security filings.

Workstreams Continue to Advance Toward Key Objectives

The Company remains focused on advancing the social, permitting, technical and operational workstreams in parallel. As is typical for large-scale development projects, the timing and sequencing of these milestones remain interdependent, particularly the consultation and regulatory processes administered by the relevant government authorities. While these workstreams continue to progress in line with the Company's development plans and schedules, the timing of government-led consultation and regulatory processes may influence the sequencing of project milestones, alongside the finalisation of technical studies.

The continued advancement of these parallel workstreams is progressively de-risking the Warintza Project and positioning the Company for the next phase of development. The Company remains focused on disciplined execution as it advances one of the world's most significant undeveloped copper projects.

Qualified Person

The scientific and technical content of this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, an independent consultant who is a “Qualified Person” as defined in NI 43-101. Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

On behalf of the Board of Solaris Resources Inc.

“Matthew Rowlinson”
President & CEO, Director

For Further Information

Patrick Chambers, VP Business Development & Investor Relations
Email: pchambers@solarisresources.com

About Solaris Resources Inc.

Solaris Resources is a copper-gold exploration and development company advancing a portfolio of high-quality assets across the Americas. Its flagship asset is the 100%-owned Warintza copper porphyry Project in southeast Ecuador. Solaris is committed to responsible mining practices that prioritize environmental stewardship, shared value creation, and long-term benefits for local communities and stakeholders.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements regarding the Company’s future exploration and development plans, growth and value; the timing, completion and potential results of such exploration and development plans; planned activities and potential future opportunities at Warintza, including, but not limited to, plans for follow-up drilling and other work; all prospective information in the PFS; the timing and ability to obtain the requisite permits and regulatory approvals, if at all; the expected benefits of the EIA technical approval; the timing and outcome of the Government-led consultation process and other permitting processes; the ongoing ability to work cooperatively with stakeholders; and the use of and sufficiency of capital to fund the Company’s planned activities. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events including assumptions regarding the exploration and regional programmes. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2025 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.